Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Jurisdiction
AppFolio Utility Management, Inc.	California
AppFolio Investment Management, Inc.	California
Dynasty Marketplace, Inc.	Delaware
AppFolio Insurance Services, Inc.	California
RentLinx LLC	Michigan
Terra Mar Insurance Company, Inc.	Hawaii